UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                      Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated December 16, 2025	3

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that on December 11, 2025, the European Medicines Agency (EMA) has issued the Certificate of Compliance with Community legislation for the plasma supplied by Grifols Egypt for Plasma Derivatives (GEPD), the joint venture established in 2020 jointly between Grifols and Egypt’s National Service Projects Organization.

This certification has been granted after the quality inspection to the plasma centers owned by GEPD and after the review by the EMA that all procedures, selection of donors, plasma obtention methods, quality controls, and storage (among others) comply with the quality and security standards required by European legislation.

This certification will allow not only to manufacture plasma products by GEPD but also to commercialize them throughout Europe and in all countries that follow EMA legislation.

The achievement of this certification from the EMA for the Egyptian plasma is a huge milestone for the Company and Grifols has been the first plasma company in accomplishing this significant step.

This recognition positions Egypt as the first country in Africa and the Middle East to operate a fully integrated plasma collection and processing system that meets the strictest international standards.

In Barcelona, on 16 December 2025

Núria Martín Barnés
Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 16, 2025